

Mail Stop 3561

February 11, 2016

Paul Feldman
Chief Executive Officer
Force Protection Video Equipment Corp.
140 Iowa Lane, Suite 101
Cary, North Carolina 27511

> **Re: Force Protection Video Equipment Corp.**
> **Registration Statement on Form S-1**
> **Response Dated January 29, 2016**
> **File No. 333-208720**

Dear Mr. Feldman:

We have reviewed your January 29, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 21, 2016 letter.

General

1. We note your response to comment 1, including your amendments to Section 2.4 of the Securities Purchase Agreement. We also note that you indicate that the closing of the third and fourth tranches are not subject to closing conditions within the control of RDW. However, it appears that Section 2.1 of the Securities Purchase Agreement, as amended by the Amended Securities Purchase Agreement, provides that RDW is not required to fund the third and fourth Tranches if the Equity Conditions are not met. Equity Conditions (c)(ii), (f), and (k) appear to be within the control of RDW.

    Please either amend your registration statement to reduce the number of shares being offered so that only those shares pertaining to previously completed conversions are being registered or provide us with your analysis as to your eligibility to register the resale of common stock underlying the RDW Additional Financings at this time.

2. We note your responses to comments 2 and 5. Given the size of this offering relative to the number of shares outstanding held by non-affiliates, this offering appears to be a primary offering. If this is the case, the offering is not eligible to be conducted on a continuous or delayed basis pursuant to Rule 415(a)(1)(i) of Regulation C. Additionally, because the offered securities are not qualified to be registered on Form S-3, you would not able to make an at the market offering pursuant to Rules 415(a)(1)(x) and 415(a)(4)of Regulation C.

    Therefore, please revise the terms of your offering to provide that all offers and sales by RDW will be made at a disclosed fixed price for the duration of the offering, to reduce the number of shares being offered so that only those shares pertaining to previously completed conversions are being registered, and to make conforming changes to the prospectus.

    If you disagree with our determination, please advise us of your basis for determining that the transaction is appropriately characterized as a transaction eligible to be made under Rule 415(a)(1)(i). In this regard, please address the factors referred to Securities Act Rules Compliance and Disclosure Interpretation 612.09, available on our website.

RDW Financing, page 8

3. We note your response to comment 9. Please confirm that you intend to list Carter, Terry & Company as an underwriter or explain why Cater, Terry & Company should not be listed as an underwriter.

Please contact Charlie Guidry, Staff Attorney, at 202-551-3621, Lisa Kohl, Legal Branch Chief, at 202-551-3252, or me at 202-551-3720 with any other questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: Brenda Hamilton, Esq.